SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101.  Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments
Thereto Filed Pursuant to § 240.13d-1(a))

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Onconova Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value, $0.01 per share

(Title of Class of Securities)

68232V306

(CUSIP Number)

Michael B. Hoffman

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0091

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68232V306

1	Name of Reporting Person Michael B. Hoffman

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 24,586(1)

	8	Shared Voting Power 1,385,759(2)

	9	Sole Dispositive Power 24,586(1)

	10	Shared Dispositive Power 1,385,759(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,410,345(1), (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.9(1), (2), (3)

14	Type of Reporting Person* IN

(1)

Includes 22,710 options to purchase shares of shares of common stock, par value $0.01 per share (“Common Stock”), of Onconova Therapeutics, Inc., a Delaware corporation (the “Issuer”), which are immediately exercisable or will be exercisable within 60 days of the date hereof.

(2)

Includes (i) 980,673 shares of Common Stock held by the Michael and Jane Hoffman 2013 Descendants Trust (the “2013 Trust”), of which Mr. Hoffman is donor, (ii) 396,633 warrants to purchase Common Stock held by the 2013 Trust, and (iii) 8,453 shares of Common Stock held by the Michael and Jane Hoffman 2013 Descendants Trust (Non-GST Exempt Trust) (the “2013 Non-GST Exempt Trust”), of which Mr. Hoffman is donor. Mr. Hoffman has no voting or dispositive power with regard to any of the shares held by the 2013 Trust and the 2013 Non-GST Exempt Trust. A.J. Agarwal and Jane Hoffman, Mr. Hoffman’s spouse, as trustees, have voting and dispositive power with regard to the shares held by the 2013 Trust and the 2013 Non- GST Exempt Trust.

(3)	Based on 6,340,401 shares of the Issuer’s common stock outstanding as of July 29, 2016.

CUSIP No. 68232V306

1	Name of Reporting Person Michael and Jane Hoffman 2013 Descendants Trust

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,377,306(4)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,377,306(4)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,377,306(4)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 20.4(4), (5)

14	Type of Reporting Person* OO

(4)                                 See footnote 2 above.

(5)                                 Based on 6,340,401 shares of the Issuer’s common stock outstanding as of the date hereof.

This Amendment No. 1 to Schedule 13D is being filed by Michael B. Hoffman and the Michael and Jane Hoffman 2013 Descendants Trust (the “Reporting Persons”).  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the initial filing on Schedule 13D, previously filed with the U.S. Securities and Exchange Commission.

Item 3.  Source and Amount of Funds or Other Consideration

On July 8, 2016, the Issuer distributed to holders of its Common Stock and to holders of certain of outstanding warrants, at no charge, non-transferable subscription rights to purchase units. Each unit consisted of one share of Common Stock and 0.75 of a tradable warrant representing the right to purchase one share of Common Stock.  The warrants are exercisable for a period of five years for one share of Common Stock at an exercise price of $4.92 per share, subject to customary adjustments. The offering of units pursuant to the subscription rights is referred to as the “Rights Offering.”  The subscription period for the Rights Offering expired on July 26, 2016 and the Rights Offering closed on July 29, 2016.

In the Rights Offering, the 2013 Trust purchased 528,845 units, consisting of 528,845 shares of Common Stock and 396,633 warrants to purchase Common Stock, from the Issuer at the subscription price of $4.10 per unit for an aggregate subscription price of $2,168,264.50.  The 2013 Trust obtained the funds necessary to purchase such units in the Rights Offering from its existing capital. Prior to the Rights Offering (through February 2014), the 2013 Trust had acquired a total of 451,828 shares of Common Stock of the Issuer (including shares of Common Stock issued upon conversion of preferred stock), as adjusted for the Issuer’s one-for-ten reverse stock split effective May 31, 2016, using its existing capital.  To the extent the 2013 Trust exercises any of its warrants, it expects to use its existing capital to fund the exercise price.

Mr. Hoffman is the direct beneficial owner of 23,577 stock options to purchase shares of Common Stock set forth below.  To the extent exercised, Mr. Hoffman expects to use personal funds to fund the exercise price.

Date Granted	Expiration Date	Number of Options	Strike Price
October 4,2007	October 4,2017	5,626	$60.00
March 17,2010	March 17,2020	5,251	$57.60
April 18,2011	April 18,2021	1,875	$61.30
December 5,2011	December 5,2021	1,875	$61.30
January 1,2013	January 2,2023	3,750	$132.80
July 25, 2013	July 25,2023	1,300	$150.00
May 22, 2014	May 22, 2024	1,300	$45.20
June 15, 2015	June 15, 2025	1,300	$26.90
May 18, 2016(6)	May 18, 2026	1,300	$5.20

(6)         This option, representing a right to purchase a total of 1,300 shares of Common Stock, will vest over 12 months from May 18, 2016, with 1/12th vesting on June 18, 2016 and 11/12th vesting in 11 equal monthly installments thereafter, subject to continued service to the Issuer through each vesting date.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a)-(b)  The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7,8 , 9 and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the Reporting Persons referenced in Item 2 above has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.

Mr. Hoffman is the direct beneficial owner of stock options to purchase 22,710 shares of Common Stock which are immediately exercisable or will be exercisable within 60 days of the date hereof.  Mr. Hoffman has no voting or dispositive power over the shares of Common Stock beneficially owned by the 2013 Trust and the 2013 Non-GST Exempt Trust and therefore disclaims beneficial ownership over the shares of Common Stock beneficially owned by the 2013 Trust and the 2013 Non-GST Exempt Trust, and this Schedule 13D shall not be deemed an admission that he is the beneficial owner of such securities for purposes of Section 13 of the Act or for any other purpose.

The aggregate percentage of shares of Common Stock reported as beneficially owned by each Reporting Person was calculated based on 6,340,401 shares of Common Stock outstanding as of the date hereof.  The calculation of the total outstanding shares of Common Stock is based on 2,740,615 shares outstanding on July 7, 2016, plus 3,599,786 shares of Common Stock issued by the Company in the Rights Offering, as reported by the Company.

(c)                                  During the past 60 days, the Reporting Persons have entered into the following transactions in the Common Stock of the Issuer:

•                  The Rights Offering closed on July 29, 2016, and the 2013 Trust purchased 528,845 units, consisting of 528,845 shares of Common Stock and 396,633 warrants to purchase Common Stock, from the Issuer (through a broker) at the subscription price of $4.10 per unit for an aggregate subscription price of $2,168,264.50.

(d)                                 A.J. Agarwal and Jane Hoffman, Mr. Hoffman’s spouse, are trustees of the 2013 Trust and the 2013 Non-GST Exempt Trust and have sole voting and dispositive power with regard to the shares held by the 2013 Trust and the 2013 Non-GST Exempt Trust. As trustees, both Mr. Agarwal and Mrs. Hoffman have the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock held by the Trusts.

(e)                                  Not applicable.

Item 7.  Material to be Filed as an Exhibit

Exhibit	Description and Date of Document

1	Joint Filing Agreement of the Reporting Persons*

*                 Filed as exhibit 2 to the Reporting Persons’ Schedule 13D filed with the Securities and Exchange Commission on August 2, 2013, and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 10, 2016

THE MICHAEL AND JANE HOFFMAN 2013 DESCENDANTS TRUST

By:	/s/ A.J. Agarwal
Name:	A.J. Agarwal
Title:	Trustee

MICHAEL B. HOFFMAN

By:	/s/ Michael B. Hoffman
Name:	Michael B. Hoffman